Mail Stop 0407

      							December 19, 2005

Via U.S. Mail and Fax
Mr. Bryan D. Richardson
Executive Vice President - Finance and Chief Financial Officer
American Retirement Corporation
111 Westwood Place, Suite 200
Brentwood, TN 37027

	RE:	American Retirement Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		File No. 001-13031

Dear Mr. Richardson:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Item 6. Selected Financial Data, page 22

1. If the captions "Community operating expenses" and "Operating margin" exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation to "Community operating expenses" or remove the caption
"Operating margin" and indicate the amount of applicable depreciation that is excluded from "cost of sales." Please address this in future filings.

Liquidity and Capital Resources, page 45

2. Please tell us your accounting policies for capitalization of expenditures related to maintaining and enhancing communities under your control.

Table of Contractual Obligations, page 46

3. Please include the required interest payments.

Form 10-Q for the quarterly period ended September 30, 2005

Condensed Consolidated Statements of Operations, page 5

4. Please tell us the factors you considered in your determination of the reversal of tax valuation allowance.

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Lease Expense, page 33

5. Tell about the nature of the contingent earnouts and how you considered these earnouts in determining the appropriate lease classification. It is unclear to us why you changed the lease classification for the leases when the contingent earnouts expired.

Depreciation and Amortization, page 38

6. Please provide us more details of the reduction in the depreciable asset lives in July of 2004.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response on EDGAR.
Please
understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant, at
(202)
551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Bryan D. Richardson
American Retirement Corporation
December 16, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE